LION COPPER AND GOLD CORP. CLOSES CONVERTIBLE DEBENTURE FINANCING

March 3, 2023, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has closed its previously announced non-brokered private placement (the "Debenture Financing") of unsecured convertible debentures ("Debentures") for gross proceeds of C$1,753,796.50 (US$1,306,172).

The Debentures bear interest at the rate of 14% per annum and mature on November 2, 2024. The Debentures may be converted into shares of the Company ("Common Shares") at C$0.095 (US$0.07) per share until January 2, 2024, and thereafter at C$0.10 (US$0.074) per share. The holder has the option to elect to be repaid in kind at any time prior to maturity of the Debentures by way of shares the Company owns of Falcon Butte Minerals Corp., or its successor, (the "Falcon Butte Shares") at the rate of US$0.28 (C$0.37) per Falcon Butte Share, subject to adjustment, provided that any Debenture held by an insider of the Company requires prior stock exchange approval prior to being repaid in kind. Interest accrued on all or any portion of the Debentures being converted by the holder may also be converted into Common Shares at the option of the Debenture holder at the time of conversion at a conversion price equal to the market price as at the date of conversion. Interest accrued on all or any part of the Debentures being converted by the holder may also be converted into Falcon Butte Shares at the option of the holder at an agreed price of US$0.28 (C$0.37) per Falcon Butte Share. Any interest conversion will be subject to the Company obtaining the prior approval of the TSX Venture Exchange.

In connection with the sale of the Debentures, the Company issued to the purchasers one detachable warrant (a "Warrant") for every C$0.095 (US$0.07) of principal amount of the Debentures subscribed for. The Company issued 18,461,015 Warrants in connection with the Debenture Financing. Each Warrant entitles the holder to acquire a common share of the Company at a price of C$0.095 (US$0.07) for a period of 20 months from the Closing Date.

The Debentures will be subordinated to the US$2 million of convertible debentures issued by the Company in July of 2022.

The proceeds of the Debenture Financing will be used for general working capital.

All securities issued pursuant to the Debenture Financing are subject to a four-month hold period expiring on July 3, 2023, in accordance with applicable securities laws and the policies of the TSX Venture Exchange. The securities will also be subject to restrictions on resale under Rule 144 under US Securities laws, which in general requires that the securities be held for six months prior to being eligible for resale.

Three directors and a senior officer of the Company participated in the Debenture Financing for the principal amount of C$1,591,100 (US$1,185,000). The transactions with the directors and officers, who are insiders of the Company, constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions under section 5.5(a) and section 5.7(1)(a) from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to the related parties and the consideration paid by the related parties under the Debenture Financing does not exceed 25% of Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transactions at least 21 days before the closing of the Debenture Financing, as the details of the Debenture Financing and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wanted to improve its financial position as expeditiously as possible.

Option Grant

The Company also announces that it has granted incentive stock options pursuant to its 2022 stock option plan to a consultant of the Company, to purchase up to an aggregate of 350,000 common shares of the Company. The stock options are exercisable at a price of C$0.095 (US$0.07) per share and expire five years from the date of grant.

Blue Copper Financing

The Company further announces that it has successfully completed a financing of its U.S. controlled subsidiary Blue Copper Resources Corp. ("Blue Copper"), a Wyoming corporation that holds the Blue Copper prospect located in Montana.  Pursuant to the financing, Blue Copper received an aggregate of US$2,000,000 through the sale of shares of its common stock by way of private placement, and a further US$867,500 pursuant to the conversion of Simple Agreement for Future Equity ("SAFE") notes.  Following the financing of Blue Copper, the Company retains a 48% interest in Blue Copper. The proceeds will be applied to advance exploration of the Blue Copper prospect and to pursue other greenfields exploration targets.

Early Warning Disclosure

Tony Alford of North Carolina, USA (the "Acquiror") acquired Debentures in the principal amount of C$1,342,700 (US$1,000,000) on March 2, 2023 pursuant to the Debenture Financing. The Debentures may be converted into shares of the Company at C$0.095 (US$0.07) per share until January 2, 2024 and thereafter at C$0.10 (US$0.074) per share. In connection with the sale of the Debentures, the Company issued one Warrant for every C$0.095 (US$0.07) of principal amount of the Debentures subscribed for, and the Acquiror acquired 14,133,684 Warrants. Each Warrant entitles the Acquiror to acquire one Common Share for a period of 20 months from the closing of the Private Placement at an exercise price of C$0.095 (US$0.07) per share.

Immediately prior to the Debenture Financing, the Acquiror held a total of 40,610,165 Common Shares (including Common Shares held directly and held jointly with his spouse), 8,208,954 Common Share purchase warrants, convertible debentures in the principal amount of US$550,000, 5,057,713 options, and indirectly holds 13,837,718 Common Shares registered to his spouse. Following the completion of the foregoing transaction, the Acquiror controls an aggregate of 40,610,165 Common Shares (including Common Shares held directly and held jointly with his spouse), 8,208,954 Common Share purchase warrants, convertible debentures in the principal amount of US$550,000, 14,133,684 Warrants, 5,057,713 options, Debentures in the principal amount of C$1,342,700 (US$1,000,000), and indirectly holds 13,837,718 Common Shares registered to his spouse, representing approximately 17.59% of the Company's undiluted issued and outstanding Common Shares. Assuming exercise of the 8,208,954 Common Share purchase warrants, 14,133,684 Warrants and and 5,057,713 options, and conversion of convertible debentures in the principal amount of US$550,000 and Debentures in the principal amount of C$1,342,700 (US$1,000,000), the Acquiror will hold 104,190,873 Common Shares, representing approximately 29% of the Common Shares on a partially diluted basis. The Acquiror acquired the Debentures and the Warrants through the Debenture Financing for aggregate consideration of C$1,342,700 (US$1,000,000).

The Debentures and Warrants were acquired for investment purposes. The Acquiror may acquire additional securities or dispose of securities of the Company in the future either on the open market, privately or otherwise depending on market conditions, reformulation of plans, other available investment and business opportunities and/or other relevant factors.

The disclosure respecting Mr. Alford's shareholdings of the Company contained in this press release is made pursuant to Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and a report respecting the above acquisition will be filed with the applicable securities commissions using the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and will be available for viewing at www.sedar.com.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper projects at Yerington, Nevada through an Option to Earn-in Agreement with Rio Tinto.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.